December 4, 2018

Daniel L. Parks
Chief Financial Officer
United States Antimony Corporation
P.O.Box 643
Thompson Falls, Montana 59873

       Re: United States Antimony Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 2, 2018
           Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed November 14, 2018
           File No. 001-08675

Dear Mr. Parks:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended September 30, 2018

Notes to Consolidated Financial Statements
Note 13. Plant Acquisition, page 12

1. We note you entered into a Member Interest and Capital Share Agreement in August 2018
      to acquire a subsidiary of the sellers which includes an antimony plant, equipment and land located in Reynosa, Mexico and that you accounted for this transaction as an asset acquisition. In addition to the assets acquired, we note you also received $1.5 million from the sellers to "assist in the salvage and transportation costs of the useable equipment" and that you recognized a $1.5 million gain on plant acquisition during the third quarter. Please address the following points:

          Tell us the consideration that you transferred as part of this arrangement and how you determined its cost in accordance with ASC paragraphs 805-50-30-1 and 30-2.
 Daniel L. Parks
United States Antimony Corporation
December 4, 2018
Page 2


             Identify where you recorded the underlying assets that you purchased under this arrangement and how you determined the amounts recorded.

             Provide further details of the terms of the agreement with the sellers including those related to any obligations you are required to perform as part of this arrangement and any recourse that the sellers may have as a result of non-performance.

             Tell us how your full recognition of the gain is consistent with your expectation that you will incur $350,000 to $500,000 to finish decommissioning of the Reynosa plant as disclosed at page 20.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have any questions.



                                                               Sincerely,
FirstName LastNameDaniel L. Parks
                                                               Division of
Corporation Finance
Comapany NameUnited States Antimony Corporation
                                                               Office of
Beverages, Apparel and
December 4, 2018 Page 2                                        Mining
FirstName LastName